

May 12, 2009

Mr. Patrick de la Chevardière
Chief Financial Officer
TOTAL S.A.
2, place de la Coupole
La Défense 6
92400 Courbevoie
France

> **Re:** **TOTAL S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 6-K Filed October 16, 2008**
> **Response Letter Dated April 17, 2009**
> **File No. 1-10888**

Dear Mr. de la Chevardière:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response Letter Dated April 17, 2009

1. In future reports, when you generate significant funds for, or make significant purchases from, countries that have been classified by the U. S. Department of State as state sponsors of terrorism, please disclose that fact, noting the types of transactions and the dollar amounts.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jennifer O'Brien at (202) 551-3721, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard Asthalter, Esq.